September 11, 2024

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

       Re: CID Holdco, Inc.
           Draft Registration Statement on Form S-4
           Submitted August 15, 2024
           CIK No. 0002033770
Dear Phyllis Newhouse and Edmund Nabrotzky:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4
Cover Page

1. Please revise your disclosure to include all material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to
       Item 1604(a)(2) of Regulation S-K.
2. We note references to a PIPE Investment throughout the filing including a discussion of negotiations involving a non-binding letter of intent involving a PIPE investment of up to
 September 11, 2024
Page 2

       $25 million dollars at a purchase price of $10 per share. Disclosure elsewhere seems to indicate you have not entered into any PIPE Investment agreements. Please provide clear, consistent disclosure throughout the prospectus. As applicable, please revise your cover page and summary to provide the disclosure required by Item 1604(a)(2) and (b)(5) of
       Regulation S-K.
Summary of the Proxy Statement/Prospectus, page 1

3. Please revise to disclose that the SPAC must complete its initial business combination within forty-six (46) months from the closing of the IPO.. See Item 1604(b)(1) of
       Regulation S-K. Please ensure all the material terms of the de-SPAC transaction are disclosed in the prospectus summary.
4. You state that if SUAC does not consummate the Business Combination and fails to complete an initial business combination by November 19, 2024, SUAC will be required to dissolve and liquidate, unless SUAC receives stockholder approval to amend the
       Existing SUAC Charter to extend the date by which the Business Combination may be consummated. Please disclose whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination. Refer to 1604(b)(6) of Regulation S-K.
5. Please revise the prospectus summary to include conflicts of interest disclosure as required by Item 1604(b)(3) of Regulation S-K.
6. Please revise the prospectus summary to include, in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of
       Regulation S-K.
7. We note your disclosure that the ShoulderUp Merger, taken together with the SEE ID
       Merger, is intended to qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code. Please revise your disclosure to provide counsel's firm opinion for each material tax consequence or explain why such opinion cannot be given. Please also clearly disclose whether this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explain the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.
8. Please provide the required dilution disclosure in tabular format. Refer to Item 1604(c) of
       Regulation S-K.
 September 11, 2024
Page 3
Selected Historical Consolidated Financial Information of SEE ID, page 14

9. Please add cash flow information for SEE ID Inc. for the years ended December 31, 2023 and 2022.
"While we intend to seek stockholder approval of the Business Combination, SUAC's Sponsor has agreed to vote in favor...", page 17

10. We note your risk factor indicating that as of the record date, the Sponsor owned
       11,800,000 shares of SUAC Common Stock, representing approximately 93.21% of the issued and outstanding SUAC Common Stock. We also note that following the post business combination the Sponsor will own 93.21% of CID Holdco. Please tell us whether
       you will be deemed to be a    controlled company    under the Nasdaq
listing rules. If so,
       please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii)
       whether you intend to take advantage of these exemptions.
Risk Factors
We may be unable to obtain additional financing to complete our initial Business Combination or to fund the operations..., page 17

11. We note the closing condition that SUAC or Holdings, as applicable, must close simultaneously with the closing a line of credit on customary terms of no less than
       $50,000,000 and no greater than $100,000,000. Please expand your risk factor to disclose, if true, that if the SPAC is unable to consummate the transaction financing and/or equity line of credit, the SPAC may lack funds to consummate the business combination and the
       Business Combination may not occur.
Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services..., page 51

12. You state that you have in the past experienced component shortages. Please discuss whether the component shortages had a material impact on the company. In addition, discuss the material terms of your agreements with your suppliers and manufacturers, including the "key supplier in Israel" and the "single joint design manufacturer."
Management of Holdings Following the Business Combination, page 85

13. Please disclose the business experience of Holly Grey and Dr. David Carlson who are identified as directors after the business combination. See Item 401 of Regulation S-K.
The Business Combination Agreement, page 96

14. We note your disclosure indicating that on November 27, 2023, SUAC and SEE ID executed a letter of intent (LOI). Please file the LOI and any amendments as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.
 September 11, 2024
Page 4
Certain Agreements Related to the Business Combination
Registration Rights and Lock-Up Agreement, page 109

15. Please identify the "key stockholders of SEE ID" who are parties to the Registration
       Rights and Lock-Up Agreement.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 141

16. It is unclear why you describe in footnote D2 that scenario 2 assumes a 50% redemption while you present adjustments referenced to D2 to additional paid-in capital, temporary equity, and common stock under the Scenario 2 column, which assumes a maximum redemption.
17. Correct the footnote references to cash adjustments J and I under Scenario 2.
18. Note L to your Unaudited Pro Forma Condensed Combined Balance Sheet indicates waiver of the full deferred underwriting fees of $11,200,000, however there is no disclosure related to a fee waiver arrangement. Please fully disclose the details of the fee waiver arrangement in your business combination discussion and throughout the filing, as appropriate.
19. Disclose a single total pro forma amount in the line-item for Class A common stock, in the balance sheet columns under the two redemption scenarios.
20. Give pro forma effect to any post-balance sheet issuances of SAFE agreements.
Information About SUAC, page 148

21. Please revise to indicate whether the sponsors and management and affiliates have a track record with SPACs and, if so, provide balanced disclosure about this record and the outcomes of the prior transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SUAC
Critical Accounting Estimates, page 160

22. We note you indicate that your non-redemption agreements derivative liability involves critical accounting estimates. Please expand your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to
Item 303(b)(3) of
       Regulation S-K.
 September 11, 2024
Page 5
Business of SEE ID, page 161

23. Please disclose the current state of development of each of your software products and service offerings. With respect to each, indicate if it is currently under development or available for general release to customers. If under development, disclose the anticipated timing for commercial release and the remaining estimated costs necessary to achieve commercialization.
24. We note that AI is enabled by or integrated into some of your existing solutions and may play an increased role in your future offerings. Please expand your business operations disclosure to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use and whether you utilize third-
       party artificial intelligence products.
Management's Discussion and Analysis of Financial Condition and Results of Operations of SEE
ID
Forecasts, page 178

25. We note your fiscal year 2025 forecasts for Bookings, Billings, Revenue, Gross Margin and Gross Margin %. Please revise and enhance disclosures to describe the purpose for which the projections were prepared, the party that prepared the projections, the material assumptions underlying the projections and whether or not the projections still reflect the views of management. Refer to Item 1609 of Regulation S-K.
26. We note that you indicate that based on your forecast model you anticipate EBITDA positive operations late in the fourth quarter of 2025 or early in 2026. Please enhance your disclosures to provide a discussion regarding your EBITDA projections that complies with Item 10(b) and Item 1609 of Regulation S-K or remove.
27. Given your risk factor that "revenue forecasts and projections are likely to be unstable through fiscal year 2025," please provide the basis for your projections in FY2025.
Liquidity and Capital Resources, page 182

28. Please disclose at the forefront of your liquidity section that there is substantial doubt about your ability to continue as a going concern.
Securities Act Restrictions on Resale of Combined Company Common Stock, page
209

29. Please provide in tabular format the material terms of any agreements regarding restrictions on whether the SPAC sponsor and its affiliates may sell securities of the
       SPAC. Please refer to Item 1603(a)(9) of Regulation S-K.
Financial Statements, page F-1

30. Please update your financial statement and related information throughout the registration statement. Refer to Rule 8-08 of Regulation S-X for guidance. September 11, 2024
Page 6
SEE ID, Inc. Financial Statements
Software Development Costs, page F-54

31. We note on page 162 the Company provides customers with an intelligent, real-
       time tracking system that enables visibility of high value assets and people from one convenient application. It is unclear why you refer to the guidance in ASC 350-40 and not
       ASC 985-20 in your policy disclosure. Please expand your policy disclosures to disclose your full compliance with the guidance in ASC 985-20, including the guidance in paragraphs 25-1 and 25-2. Specifically disclose the conditions necessary in order to establish technological feasibility.
32. With respect to the amount of capitalized software development costs reported as of your most recent balance sheet date, please provide us a quantified analysis of each project where you have capitalized costs. For each project describe the nature and purpose of the software under development and explain to us in detail us your basis for capitalizing the costs, referring to the applicable supporting accounting literature.
Note 7. Equity Incentive Plan
Stock Options, page F-59

33. Please explain to us the facts and circumstances concerning the stock options "issued prior to January 1, 2024 that were incorrectly excluded from the total number of stock options for common stock outstanding as of December 31, 2023." Explain to us how this happened and identify who received the stock option awards. Also explain to us the terms of these awards, if and when did they vest, and when were the persons receiving the awards notified that they were awarded the stock options.
Note 9. Related Party Transactions, page F-60

34.    We note disclosure of various related party transactions on pages 197 -
198. Please fully
       disclose all related party transactions and relationships in this footnote and in Note 10 on page F-76.
Restricted Stock Awards, page F-60

35. Please explain to us the facts and circumstances concerning the restricted stock awards for
       16,537,500 shares of common stock "incorrectly excluded from the total number of restricted stock awards for common stock outstanding as of December 31, 2023." Explain to us how this happened and identify who received the stock option awards. Also explain to us the terms of these awards and when were the persons receiving the awards notified that they were awarded the restricted stock.
Signatures, page II-8

36. Please list the co-registrant on the signature page as required by Item 1601 of Regulation
       S-K.
 September 11, 2024
Page 7

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Gerry Williams